                                                         Exhibit 99.15

                 PUGET SOUND ALTERNATIVE INVESTMENT SERIES TRUST

                       Distribution Plan (Investor Shares)

                         (Effective as of June __, 1998)


         This Plan (the "Plan"), as amended from time to time, constitutes the Distribution Plan with respect to Investor Shares of PUGET SOUND ALTERNATIVE INVESTMENT SERIES TRUST, a Massachusetts business trust (the "Trust").

         Section 1. The Trust will pay to the principal distributor of the Trust's shares (the "Distributor") a fee (the "Distribution Fee") for services rendered and expenses borne by the Distributor in connection with the distribution of Investor Shares of the Trust. The Distribution Fee shall be paid at an annual rate with respect to each Fund (series) of the Trust (a "Fund") not to exceed 0.50% of the Fund's average daily net assets attributable to its Investor Shares. Subject to such limits and subject to the provisions of Section 9 hereof, the Distribution Fee shall be as approved from time to time by (a) the Trustees of the Trust and (b) the Independent Trustees of the Trust. If at any time this Plan shall not be in effect with respect to all Funds of the Trust, the Distribution Fee shall be computed on the basis of sales of Investor Shares or net assets attributable to Investor Shares (as applicable) of those Funds for which the Plan is in effect. The Distribution Fee shall be accrued daily and paid monthly or at such other intervals as the Trustees shall determine.

         Section 2. The Distribution Fee may be spent by the Distributor on any activities or expenses primarily intended to result in the sale of Investor Shares of the Trust, including, but not limited to, compensation to, and expenses (including overhead and telephone expenses) of, financial consultants or other employees of the Distributor or of participating or introducing brokers who engage in distribution of Investor Shares, printing of prospectuses and reports for other than existing shareholders of the Fund, advertising and preparation, printing and distribution of sales literature. The Distributor's expenditures may include, but shall not be limited to, compensation to, and expenses (including telephone and overhead expenses) of, financial consultants or other employees of the Distributor or of participating or introducing brokers, certain banks and other financial intermediaries who aid in the processing of purchase or redemption requests for Investor Shares or the processing of dividend payments with respect to Investor Shares, who provide information periodically to shareholders showing their positions in a Fund's Investor Shares, who forward communications from the Trust to Investor shareholders, who render ongoing advice concerning the suitability of particular investment opportunities offered by the Trust in light of the shareholder's needs, who respond to inquiries from Investor Share shareholders relating to such services, or who train personnel in the provision of such services.

         Section 3. This Plan shall not take effect with respect to any class of shares of any Fund of the Trust until it has been approved by a vote of at least a majority of the outstanding voting securities of that class. This Plan shall be deemed to have been effectively approved with respect to any class if a majority of the outstanding voting securities of that class votes for the approval of this Plan, notwithstanding that this Plan has not been approved by a majority of the outstanding voting securities of any other class of that Fund or that this Plan has not been approved by a majority of the outstanding voting securities of that Fund or the Trust as a whole.

         Section 4. This Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Investment Company Act of 1940, as amended (the "Act"), or the rules and regulations thereunder), of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust cast in person at a meeting called for the purpose of voting on this Plan or such agreement.

         Section 5. This Plan shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in
Section 4. It is acknowledged that the Distributor may expend or impute interest expense in respect of its activities or expenses under this Plan and the Trustees and the Independent Trustees may give such weight to such interest expense as they determine in their discretion.

         Section 6. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

         Section 7. This Plan may be terminated at any time by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities of the Fund's Investor class of shares.

         Section 8. All agreements with any person relating to implementation of this Plan with respect to any Fund shall be in writing, and any agreement related to this Plan with respect to any Fund shall provide:

         A. That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of the Fund's Investor class of shares, on not more than 60 days' written notice to any other party to the agreement; and

         B. That such agreement shall terminate automatically in the event of its assignment.

         Section 9. This Plan may not be amended to increase materially the Distribution Fee permitted pursuant to Section 1 hereof without approval in the manner provided in Section 3 hereof, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 4 hereof.

         Section 10. As used in this Plan, (a) the term "Independent Trustees" shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, (b) the terms "assignment", "interested person" and "majority of the outstanding voting securities" shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission, (c) the term "introducing broker" shall mean any broker or dealer who is a member of the National Association of Securities Dealers, Inc. and who is acting as an introducing broker pursuant to clearing agreements with the Distributor; and (d) the term "participating broker" shall mean any broker or dealer which is a member of the National Association of Securities Dealers, Inc. and who has entered into a selling or dealer agreement with the Distributor.

         Section 11. This Plan has been adopted pursuant to Rule 12b-1 under the Act and is designed to comply with all applicable requirements imposed under such Rule. All Distribution Fees shall be deemed to have been paid under this Plan and pursuant to clause (b) of such Rule.


Dated: June __, 1998